Exhibit 99.2

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

x
CASCAL N.V.,	:
:
Plaintiff,	:
:
v.	:	No. 10 Civ. 3613 (LAK)
:
SEMBCORP UTILITIES PTE LTD.,	:	ECF Case
SEMBCORP INDUSTRIES LTD.,	:
BIWATER INVESTMENTS LTD., and	:
BIWATER HOLDINGS LIMITED,	:
:
Defendants,	:
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DECLARATION OF RICHARD EVANS

1. I am a solicitor admitted to the Supreme Court of England and Wales and a partner with the law firm of Allen & Overy LLP, practicing in the corporate department in the firm’s London office. I have reviewed the Declaration of Alan N. Waxman. This declaration is based on my personal knowledge and is submitted in response to Mr. Waxman’s declaration and in opposition to Cascal’s motion for a preliminary injunction.

2. This declaration does not disclose any attorney-client privileged communications.

3. In June 2008, Allen & Overy was asked to advise Biwater in its attempt to sell the 58.5% stake in Cascal held by Biwater Investments Limited. Allen & Overy has, since that date, acted for Biwater in connection with Biwater’s efforts to sell its shares of Cascal, and I have acted as the principal corporate partner for Biwater in that engagement. In particular, I negotiated with Mr. Waxman of Squire, Sanders & Dempsey LLP, Cascal’s counsel, to formulate the agreements governing disclosure of non-public Cascal information to potential purchasers of Biwater’s block of Cascal shares. Allen & Overy is not counsel to Biwater in this litigation.

4. Under English law, evidence concerning the negotiation of contracts is not considered when the intention of the parties is clear from the contract itself. See Chartbrook Ltd. v. Persimmon House Ltd., (2009) 1 A.C. 1101, 1116-21 (Eng.). Nevertheless I submit the following information in case the Court should find it useful.

The Full Email Exchange on August 13-14, 2008 and the “Same Terms” Provision.

5. Paragraph 7 of the Waxman Declaration quotes from an email I sent to him on August 13, 2008, in connection with negotiating a letter agreement between Cascal and Biwater concerning the disclosure of non-public information — an agreement that was the precursor of the November 9, 2009 letter agreement at issue in this dispute (the “Letter Agreement”). Mr. Waxman does not mention that that email (Exhibit B to Mr. Waxman’s Declaration) was followed by a longer exchange between Mr. Waxman and me that bears upon the “same terms” language in paragraph (e) of the Letter Agreement. The full email exchange on August 13-14, 2008 is attached hereto at Exhibit A.

6. On August 13, 2008 at 2:38 pm (local time of the sender) I emailed Mr. Waxman to set out Biwater’s objection to a drafting proposal by Cascal that, in effect, would have given Cascal a veto over a decision by Biwater to waive the standstill provision in any circumstance:

I am conscious that this has been previously discussed, but, on reflection, we do not consider it appropriate for paragraph 7 of the NDA (on standstill) to be subject to Cascal consent as such a veto could potentially have a very detrimental effect on Biwater’s ability to conclude its transaction - eg if concluded by way of a general offer. This would be in circumstances in which Cascal would not be detrimentally affected by having an Offeror’s proposal put to all shareholders which was acceptable to the majority shareholder. It would remain for the board to conclude whether or not to recommend such a transaction to shareholders having regard to its fiduciary duties.

Exhibit A hereto, page 5. In making this statement, it was my intent that where Biwater had agreed to sell its stake in Cascal to a potential purchaser, Biwater should be unfettered in exercising its discretion in permitting that potential purchaser to either acquire Biwater’s stake in Cascal by private treaty, or by way of a general offer made to all shareholders, or to make a general offer to the other shareholders of Cascal once it had acquired Biwater’s shares. The use of the past tense in referring to an “Offeror’s proposal put to all shareholders which was acceptable to the majority shareholder” (emphasis added) is consistent with the expectation that, were the sale transaction to be effected by way of a general offer into which Biwater was to have sold its Cascal shares, Biwater’s agreement to accept that offer would occur before the offer was put to shareholders.

7. Mr. Waxman’s declaration refers repeatedly to the statement in my August 13 email that “[t]his would be in circumstances in which Cascal would not be detrimentally affected by having an Offeror’s proposal put to all shareholders which was acceptable to the majority shareholder.” Waxman Decl. ¶¶ 7, 11, 21, 23. My intent in making that statement was to put forward to Mr. Waxman that, because Cascal would not be prejudiced by a transaction in which an offer price that was acceptable to Biwater was offered for all Cascal shares, it would be inequitable for Cascal to have veto power over Biwater’s ability to sell shares into such a transaction. As I expressed in my email, if Cascal viewed such a transaction as contrary to the interests of its minority shareholders, then Cascal, rather than blocking Biwater from waiving the standstill and selling its own block of shares, would instead have the prerogative not to recommend the transaction to its minority shareholders.

8. Mr. Waxman now takes the position that this statement in my email reflected an understanding by the parties that neither Cascal nor its minority shareholders would ever be “detrimentally affected” by any transaction over which Cascal did not have veto power. Putting aside whether the proposed transaction with Sembcorp would actually have such a detrimental effect, Mr. Waxman never expressed his current understanding during our negotiations, and I did not share that understanding when making my statement. Furthermore, the language that he relies upon from my email ultimately was not incorporated into the Letter Agreement.

9. In response to my email later the same day (August 13, 2008, 5:40 pm, local time of the recipient), Mr. Waxman replied:

Among other things, the standstill protects our client from an insider trading issue, and would be common in any transaction that [Cascal] would instigate. I do not think [Cascal] can put its stakeholders at greater risk for [Biwater’s] transaction than it would be if this were its transaction. We could have raised a whole series of other terms and conditions, such as giving [Cascal] the right to force a general offer at the same price that [Biwater] accepts, but [Cascal] has elected not to do so at this time and the point you raise may simply need to be addressed in the future if the transaction so evolves. The provision also covers unsuccessful bidders as well.

Exhibit A hereto, page 3.

10. My subsequent reply (sent by email at 10:36 pm, local time of the sender, on the same date) to Mr. Waxman was as follows:

I share your views on the standstill to the extent that it relates to unsuccessful bidders (and which are part of the reasons for its inclusion in the draft). However, this should not apply to the successful purchaser, who should have the opportunity to make the offer available to all shareholders and would ask for this carve-out where the offer is made at the same price as is agreed with Biwater.

Exhibit A hereto, page 3 (emphasis added). As this email reflects, my intention was that the exception to the standstill would apply if the offer was made to other shareholders “at the same price as is agreed with Biwater.”

11. By email reply sent at 5:36 am (local time of the recipient) on August 14, 2008, Mr. Waxman wrote: “Your standstill proposal is acceptable to us.” Exhibit A hereto, page 1.

12. By email sent on August 22, 2008 at 5:55 pm (local time of the sender), I sent to Mr. Waxman a draft Side Letter reflecting our discussions to date. A copy of my email is attached hereto at Exhibit B. Paragraph (e) of the draft Side Letter provided as follows:

(e) [Biwater] shall not, without [Cascal’s] prior written consent, consent to a Potential Purchaser taking any action which would otherwise be restricted by the obligations set out in the paragraph entitled “Standstill Obligation” of the relevant Transaction NDA, provided that [Cascal’s] prior written consent shall not be required:

(i) for the consummation of the Transaction; or

(ii) in connection with a Potential Purchaser acquiring or offering to acquire, or causing another person to acquire or to offer to acquire, any interest in any shares of [Cascal] pursuant to an offer or tender for all of the share capital of [Cascal] not already held by it, where such acquisition or offer is made on the same terms (including as to price and form of consideration) for all [Cascal] shares (an Equivalent Offer);

Exhibit B hereto, page 2 of the attachment (emphasis in original). This language reflects my understanding of the agreement reached on August 14, 2008 regarding circumstances in which a successful purchaser were to make a tender offer for the issued share capital of Cascal on equal payment terms for all shareholders (including Biwater). My clear understanding was that the agreement on August 14, 2008 reflected in paragraph (e)(ii) was aimed at preventing Biwater from negotiating for itself better terms on price and form of consideration than those offered to Cascal’s other shareholders, but otherwise leaving Biwater unfettered to agree to a transaction in which all shareholders had the opportunity to receive the same consideration.

13. Though paragraph (e)(ii) underwent further amendments, the words: “where such acquisition or offer is made on the same terms (including as to price and form of consideration) for all [Cascal] shares,” were not further amended or, to my recollection, discussed between Allen & Overy and Squire Sanders, and the subsequent amendments to that paragraph are consistent with my understanding of the agreement reached on August 14, 2008. The final form of the Side Letter entered into between Biwater and Cascal and dated September 23, 2008 is attached hereto at Exhibit C. The above words are set out in paragraph (e)(ii) of that letter.

14. At no point in our discussions did Mr. Waxman state that he believed that the language in paragraph (e)(ii) would prevent Biwater from committing to tender its 58.5% stake in connection with a tender offer made to all holders of shares in Cascal. Nor did I, on that drafting, believe or intend Biwater to be prevented from doing so, given my view that no commercially-minded offeror for the entire share capital of Cascal who had participated in Biwater’s sale process would be willing to make such an offer without a commitment from Biwater to tender its stake in Cascal at the agreed price.

15. Biwater’s pursuit of the sale of its stake in Cascal was suspended in December 2008. It restarted in October 2009, and Cascal was notified to that effect on October 15, 2009. As a consequence, Allen & Overy and Squire Sanders engaged in negotiations on behalf of their respective clients as to further amendments that Cascal wished to make to the 2008 Side Letter. Those discussions to my recollection did not include any change to the drafting of paragraph (e)(ii) of the 2008 Side Letter excerpted in paragraph 13 above.

16. On November 9, 2009, Biwater and Cascal entered into the Letter Agreement. The words excerpted in paragraph 13 above from paragraph (e)(ii) of the September 23, 2008 Side Letter are unchanged in the Letter Agreement. The Letter Agreement is Exhibit 1 to the Declaration of Won S. Shin, May 15, 2010 (“Shin Decl.”).

“General Offer Event” and “Equivalent Offer”

17. In paragraphs 15 through 19 of his declaration, Mr. Waxman focuses on an email from Mr. Magor stating that Sembcorp’s December 14, 2009 offer to HSBC “does not constitute a General Offer Event.” Mr. Waxman contends that this email means that Sembcorp’s proposed tender offer does not satisfy the “same terms” requirement of “Equivalent Offer” in paragraph (e) in the Letter Agreement and therefore requires Cascal’s consent.

18. The Letter Agreement on its face, however, shows that the defined terms “General Offer Event” and “Equivalent Offer” are not coextensive. An “Equivalent Offer,” as defined in paragraph (e) of the Letter Agreement, is an offer on the “same terms (including as to price and form of consideration for all Cascal shares)” and is relevant to whether an exception to the Cascal standstill veto exists. In contrast, “General Offer Event” is defined in paragraph (h) of the Letter Agreement, a paragraph dealing with conditions under which Biwater must reimburse Cascal’s costs. Paragraph (h) states that a “General Offer Event” occurs “after receipt (including by way of a letter of intent) by or on behalf of Cascal of a bona fide offer to be effectuated by way of an Equivalent Offer.” Thus, a “General Offer Event” occurs when there is an “Equivalent Offer” that is also (1) received by Cascal and (2) bona fide.

19. Sembcorp’s December 14, 2009 offer letter was sent to HSBC, not Cascal. In addition, that letter did not present a bona fide offer because it was conditioned on a number of additional events, including further due diligence and approval from the board of directors of Sembcorp. Indeed, as Mr. Waxman himself stated in his December 21, 2009 email, the offer was “NOT a bona fide offer that constitutes a General Offer Event, such that [Biwater] remains liable for Cascal Costs.” (Capital letters in original, additional emphasis added.) Mr. Waxman was correct that the letter to HSBC was not a “General Offer Event,” but this is because it was not an offer intended for the attention of Cascal, nor was it sufficiently certain and advanced to constitute a bona fide offer. Mr. Waxman notably did not assert that the letter described what would have been an “Equivalent Offer.” Had he inquired on that subject, I would have responded that it did.

20. In paragraph 19 of his declaration, Mr. Waxman also notes his characterization of Sembcorp’s March 7, 2010 offer letter as not a “General Offer Event,” which, again, was relevant to whether Biwater would, thereafter, continue to be responsible for Cascal’s costs related to the offer. I was and remain of the view that the Sembcorp March 7, 2010 offer letter did constitute a “General Offer Event” and, in any event, did not view Mr. Waxman’s characterization as relevant to whether Sembcorp’s March 7, 2010 offer was an “Equivalent Offer.” I expect that if Mr. Waxman wished to comment on whether Sembcorp’s March 7 offer triggered an exception to the standstill under paragraph (e) of the Letter Agreement, he would have used the “Equivalent Offer” terminology that appears in that paragraph.

Transaction Agreement

21. Mr. Waxman seeks to identify aspects of Sembcorp’s proposed tender offer that he contends are coercive and not made on the “same terms” to all stockholders. For example, Mr. Waxman suggests that because Biwater has agreed to tender its shares in a Sembcorp offer, it has somehow “eliminated” minority shareholders’ withdrawal rights. According to Mr. Waxman, Biwater has “bargained away” the public shareholders’ withdrawal rights because it has “eliminated the possibility for competing bids” by committing to sell into Sembcorp’s offer. Waxman Decl. ¶ 22.

22. This suggestion is incorrect. Under Sembcorp’s offer, Cascal’s minority shareholders would remain free to choose whether to tender their shares, and it is my understanding that they would retain their right to decide whether to withdraw any such tender within the tender offer period. Mr. Waxman does not identify any document or provision indicating otherwise. And if Mr. Waxman is suggesting that it is somehow unusual that Biwater committed to tender its shares before the offer was made, this too is erroneous. In my experience, any bidder seeking to acquire the outstanding Cascal shares would insist on an agreement that Biwater would tender its majority block before making an offer to all shareholders.

23. Mr. Waxman also cites the provision of the Transaction Agreement limiting Sembcorp’s ability to modify its tender offer without Biwater’s consent. Waxman Decl. ¶¶ 23-24. The language of the provision — that “Purchaser shall not modify the terms and conditions of the Offer without the prior written consent of the Stockholder” — merely governs the circumstances in which the terms and conditions of the offer could be changed; it is not itself a term of Sembcorp’s offer and is consistent with affording Biwater the right to refuse to sell its shares into an offer different from that to which it had agreed.

Accrued Rights Provisions

24. Paragraph (n) of the Letter Agreement provides in relevant part that “Biwater shall ensure that any agreement implementing a Transaction shall be expressly without prejudice to the rights of Cascal under the related Transaction NDA accrued prior to the execution of such agreement, including, without limitation, the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information.” Shin Decl., Ex. 1 at 5. Mr. Waxman contends that the phrase “the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information” reflects an intent by the parties to ensure that a potential purchaser had a duty to keep Cascal’s information confidential in perpetuity. Waxman Decl. ¶¶ 28, 30.

25. This contention cannot be reconciled with the terms of the NDA. Section 10.3 of the NDA provides in relevant part that, “with the exception of any accrued rights or obligations, the rights and obligations of this letter will no longer apply in the event that an agreement implementing the Proposed Transaction is executed between the Offeror and the Seller or any member of the Seller’s Group.” Shin Decl., Ex. 2 at 6 (emphasis added).1 Paragraph (n) of the Letter Agreement, read in conjunction with Section 10.3 of the NDA, establishes that any claims that Cascal might wish to pursue on account of breaches of confidentiality that occurred “prior to the execution of” a transaction agreement would be “accrued” to Cascal and would survive the execution of the transaction agreement, even though the confidentiality obligations, by virtue of Section 10.3 of the NDA would “no longer apply.” Contrary to Mr. Waxman’s suggestion, the reference in Paragraph (n) of the Letter Agreement to an “ongoing” confidentiality obligation does not eviscerate the clear language of the NDA declaring that that agreement “will no longer apply” in the event of a Proposed Transaction.

26. Section 10.1 of the NDA operates similarly with respect to the concept of accrued rights. It provides:

[t]his letter shall be effective and shall stay in force for a period of three (3) years from the date of this letter unless earlier terminated by agreement or unless earlier expired in accordance with the terms of this letter. Upon the expiry or termination of this Agreement, the rights and obligations set out in this letter shall cease and no longer apply save for any rights and obligation already accrued.

Shin Decl., Ex. 2 at 6. Once again, the use of the phrase “rights and obligation already accrued” is limited and consistent with the purpose identified in both Paragraph (n) of the Letter Agreement and Section 10.3 of the NDA to ensure that any claims that might have accrued to Cascal before the obligations of the NDA expired (whether by execution of a transaction agreement or by expiration of the three-year period) would survive.2

[1]

Mr. Waxman’s argument that Sembcorp’s proposed tender offer is not a “Proposed Transaction” under the NDA (Waxman Decl. ¶ 29) is unsupported by the terms of that agreement. The proposed offer is, of course, an offer by Sembcorp “to acquire, directly or indirectly, the 58.5% interest in the share capital of Cascal NV (Cascal) held by Biwater Investments Limited,” which is how the NDA defines “Proposed Transaction.” Shin Decl., Ex. 2 at 1.

[2]

Mr. Waxman relies on a draft stock purchase agreement (“SPA”) to support his reading of the concept of “accrued rights.” Waxman Decl. 26. This document is irrelevant in the first place, as it was drafted to implement a transaction that Sembcorp did not wish to pursue, it did not form the basis of any further negotiations between Biwater and Sembcorp, and it was never executed. In any event, the provision of the draft SPA that Mr. Waxman cites — that “[t]he parties agree that this agreement shall not affect any accrued rights or obligations of the parties or of Cascal, arising out of or in connection with the non- disclosure agreement between the parties” — is consistent with the purpose of the relevant “accrual” clauses in Section (n) of the Letter Agreement and Sections 10.1 and 10.3 of the NDA. It reflects the parties’ understanding that execution of the SPA would result in expiry of the NDA in accordance with its terms, but without affecting any accrued rights or obligations.

27. In any event, the confidentiality obligations contained in the NDA were never absolute. Section 2(d) of the NDA contained an “exception” allowing the offaor to make all disclosures required by law or regulation after consultation with Biwater. Even if Mr. Waxman was correct that the confidentiality requirements were somehow ongoing, such obligations are inapplicable to any disclosure Sembcorp must make to comply with law or regulation in its tender offer.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed on May 17, 2010
at One Bishops Square, London E1 6AD,
United Kingdom.

Richard Evans

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